UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1310, Tower B, Harbour View Building

Eastern District, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 27, 2026, Oriental Culture Holding LTD. (the “Company”) entered into a Share Transfer Agreement (the “Agreement”) with Spring Harvest Holdings Ltd., a British Virgin Islands company and unrelated third party (the “Buyer”). Pursuant to the Agreement, the Company agreed to transfer 100% equity interest of China International Assets Equity of Artworks Exchange Limited (the “International Exchange”), a wholly owned subsidiary of the Company, to the Buyer for a cash consideration of HK$1,000,000.

The transfer of 100% equity interest of International Exchange and the strategic plan for the transition of the Company's principal business from an online provider of collectibles and artwork e-commerce services to a service-oriented business supporting third-party trading platforms have both been approved by the Board of Directors. The disposal of the equity interest of International Exchange is a significant step in implementing the Company's new development strategy and reallocating resources to focus on its supporting service business.

Exhibit Index

Exhibit Number	Description
10.1	Share Transfer Agreement by and between Oriental Culture Holding LTD. and Spring Harvest Holdings Ltd. dated July 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: July 27, 2026	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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